UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment ___)*



                               Delphi Corporation
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    247126105
                     --------------------------------------
                                 (CUSIP Number)


                                 June 18, 2007**
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this is filed:**

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** VOLUNTARY FILING not required under applicable law or rules.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 7 pages)

CUSIP No. 247126105
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ore Hill Hub Fund Ltd.

     Tax I.D. 98-0379390
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of                    5.   Sole Voting Power          0
Shares                       ---------------------------------------------------
Beneficially                 6.   Shared Voting Power        13,624,850
Owned by                     ---------------------------------------------------
Each Reporting               7.   Sole Dispositive Power     0
Person With                  ---------------------------------------------------
                             8.   Shared Dispositive Power   13,624,850
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,624,850
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     2.43%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

                               (Page 2 of 7 pages)

CUSIP No. 247126105
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ore Hill Partners LLC

     Tax I.D. 03-0420197
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                    5.   Sole Voting Power          0
Shares                       ---------------------------------------------------
Beneficially                 6.   Shared Voting Power        13,624,850
Owned by                     ---------------------------------------------------
Each Reporting               7.   Sole Dispositive Power     0
Person With                  ---------------------------------------------------
                             8.   Shared Dispositive Power   13,624,850
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     13,624,850
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     2.43%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IA
--------------------------------------------------------------------------------

                               (Page 3 of 7 pages)

Item 1.

         (a)      Name of Issuer:
                  Delphi Corporation

         (b)      Address of Issuer's Principal Executive Offices:
                  5725 Delphi Drive, Troy, Michigan 48098

Item 2.
         (a)      Name of Persons Filing:

                  This Statement relates to shares held by Ore Hill Hub Fund Ltd. ("OH Hub Fund"). Ore Hill Partners LLC ("OH Partners") is the investment manager of the OH Hub Fund. Accordingly, each of OH Hub Fund and OH Partners may be deemed to have voting and dispositive power with respect to the shares reported herein.

         (b)      Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of: (i) OH Hub Fund is c/o BISYS Hedge Fund Services (Cayman) Limited, 27 Hospital Road, P.O. Box 1748GT, Cayman Corporate Centre, George Town, Grand Cayman, Cayman Islands, BWI, and (ii) OH Partners is 650 Fifth Avenue, 9th Floor, New York, New York 10019.

         (c)      Citizenship:

                  OH Hub Fund is a Cayman Islands exempted company. OH Partners is a Delaware limited liability company.

         (d)      Title of Class of Securities:

                  Common Stock, par value $.01 per share

         (e)      CUSIP Number:

                  247126105

Item 3.
         This is a voluntary filing and is not required to be made under Section 13 of the Securities Exchange Act of 1934 or Regulation 13D-G thereunder. The persons joining in this filing have and assume no obligation to update or otherwise amend this filing or any of the information set forth herein unless and to the extent they may at a subsequent date become required to do under such law and regulation.

Item 4.  Ownership.

         As to each person joining in the filing of this Statement

         (a)      Amount beneficially owned: 13,624,850 shares held by OH Hub
                  Fund.
         (b)      Percent of class: 2.43%.
         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 0.
                  (ii)     Shared power to vote or to direct the vote:
                           13,624,850 shares.
                  (iii) Sole power to dispose or to direct the disposition of: 0.
                  (iv) Shared power to dispose or to direct the disposition of: 13,624,850 shares.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

                              (Page 4 of 7 pages)

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of a Group.

         Not applicable.

Item 10. Certification.

         By signing below OH Partners certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         By signing below OH Hub Fund certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       June 18, 2007


                                       ORE HILL PARTNERS LLC,
                                         individually and on behalf of
                                       ORE HILL HUB FUND LTD.

                                       By: /s/ CLAUDE A. BAUM
                                           -------------------------------------
                                           Name:  Claude A. Baum
                                           Title: General Counsel


                              (Page 5 of 7 pages)

                                  Exhibit Index
                                  -------------


Exhibit                                                                 Page No.
-------                                                                 --------

A.       Joint Filing Agreement, dated June 18, 2007, by and
         between Ore Hill Hub Fund Ltd. and Ore Hill Partners LLC         7



                              (Page 6 of 7 pages)

                                                                       EXHIBIT A
                                                                       ---------


                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Delphi Corporation dated June 18, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


                                       June 18, 2007


                                       ORE HILL PARTNERS LLC,
                                         individually and on behalf of
                                       ORE HILL HUB FUND LTD.


                                       By: /s/ CLAUDE A. BAUM
                                           ------------------------------------
                                           Name:  Claude A. Baum
                                           Title: General Counsel




                               (Page 7 of 7 pages)